SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

SUPPL

27 July 2009

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

[redacted]

09046660

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 24 July 2009 which we released to The Stock Exchange of Hong Kong Limited on 24 July 2009 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Vannay Lau
Assistant Company Secretary

Encl

7/31

E\sl\SA\Overseas Regulatory Ann\SHMB\Ann_24.07.09\ltr.doc1

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

OVERSEAS REGULATORY ANNOUNCEMENT

Shangri-La Hotels (Malaysia) Berhad ("SHMB") is a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia") and a 52.78% owned subsidiary of Shangri-La Asia Limited. SHMB released to Bursa Malaysia an announcement (the "Announcement") today. The following is a reproduction of the Announcement as required by the Note to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the directors of Shangri-La Asia Limited are:

Executive Directors
Mr. Kuok Khoon Ean
Mr. Lui Man Shing
Mr. Madhu Rama Chandra Rao

Non-Executive Directors
Mr. Ho Kian Guan
Mr. Kuok Khoon Loong, Edward
Mr. Roberto V. Ongpin
Mr. Ho Kian Hock *(alternate to Mr. Ho Kian Guan)*

Independent Non-Executive Directors
Mr. Alexander Reid Hamilton
Mr. Timothy David Dattels
Mr. Wong Kai Man, BBS, JP
Mr. Michael Wing-Nin Chiu

Hong Kong, 24 July 2009

* *for identification purpose only*

BURSA MALAYSIA

General Announcement

Initiated by **SHANGRI-LA HOTELS** on **20/07/2009 11:44:27 AM**
Submitted by **SHANGRI-LA HOTELS** on **24/07/2009 05:09:42 PM**
Reference No **SH-090720-48C85**
Form Version V3.0

Submitted

Company Information

Main Board/Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	SHANGRI-LA HOTELS (MALAYSIA) BERHAD
*** Stock name**	SHANG
*** Stock code**	5517
*** Contact person**	Sylvia Yap
*** Designation**	Manager, Corporate & Secretarial
*** Contact number**	03-20261018
E-mail address	shmb@po.jaring.my

Type *	Announcement
Subject *:	RELATED PARTY TRANSACTIONS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We wish to announce that Shangri-La Hotels (Malaysia) Berhad ("SHMB") and its subsidiary companies namely, Golden Sands Beach Resort Sdn Bhd and Komtar Hotel Sdn Bhd have renewed their Hotel Management and Marketing Services Agreement with Shangri-La International Hotel Management Limited, Hong Kong ("SLIM-HK") for Rasa Sayang Resort & Spa, Golden Sands Resort and Traders Hotel Penang respectively for a further period of 10 years with effect from 1 November 2009 to 31 October 2019, subject to and upon the same terms and conditions.

SLIM-HK is a wholly-owned subsidiary of Shangri-La Asia Limited ("SAL"), the holding company of SHMB with a 52.78% equity interest.
Announcement Details :-
(This field is for the details of the announcement, if applicable)

Details of the Transactions

1. **Rasa Sayang Resort & Spa, Penang**

Total estimated fee : RM16.724 million for the further 10-year term

Management Fee : 5% of Gross Operating Profit, subject to a minimum of 2% of Gross Operating Revenue

Marketing Fee : 1% of Gross Operating Revenue

The total estimated fee of RM16.724 million represents 2.26% of SHMB's audited shareholders' equity of RM739.322 million as at 31 December 2008 and does not exceed 5% of any of the percentage ratios prescribed under Chapter 10 of the Listing Requirements of Bursa Malaysia.

2. **Golden Sands Resort, Penang**

Total estimated fee : RM12.062 million for the further 10-year term

Management Fee : 5% of Gross Operating Profit, subject to a minimum of 2% of Gross Operating Revenue

Marketing Fee : 1% of Gross Operating Revenue

The total estimated fee of RM12.062 million represents 1.63% of SHMB's audited shareholders' equity of RM739.322 million as at 31 December 2008 and does not exceed 5% of any of the percentage ratios prescribed under Chapter 10 of the Listing Requirements of Bursa Malaysia.

3. Traders Hotel, Penang

Total estimated fee : RM6.551 million for the further 10-year term

Management Fee : 5% of Gross Operating Profit, subject to a minimum of 2% of Gross Operating Revenue

Marketing Fee : 1% of Gross Operating Revenue

The total estimated fee of RM6.551 million represents 0.89% of SHMB's audited shareholders' equity of RM739.322 million as at 31 December 2008 and does not exceed 5% of any of the percentage ratios prescribed under Chapter 10 of the Listing Requirements of Bursa Malaysia.

The renewal of the abovementioned Hotel Management and Marketing Services Agreements were on an arm's length basis based on normal commercial terms and competitive rates.

The assumptions used in computing the estimated fees payable under the Hotel Management and Marketing Services Agreements, however reasonable, are subject to uncertainties and contingencies.

Directors' and Substantial Shareholders' Interests

Save as disclosed in the table below, insofar as the Directors of SHMB are aware, none of the other Directors and substantial shareholders and persons connected to them are interested directly or indirectly, in the transactions whereby their interests will result in the transactions being regarded as related party transactions under the Listing Requirements of Bursa Malaysia.

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	No. of SAL Shares of HKD1.00 each			No. of SHMB Shares of RM1.00 each		
Name of Director	**Direct**	**Indirect**	**%**	**Direct**	**Indirect**	**%**
Kuok Oon Kwong - own	168,197	157,633	0.01	-	10,000	negligible
Kuok Oon Kwong - others [(1)]	213,345	-	0.01	-	-	-
Dato' Seri Ismail Farouk Abdullah	-	-	-	400,000	-	0.09
Khoo Eng Min [(1)]	-	-	-	5,000	-	negligible
Kuok Khoon Ho - own	707,520	257,633	0.03	-	10,000	negligible
Kuok Khoon Ho - others [(1)]	444,444	-	0.02	-	-	-
Tan Sri Dato' Mohd Amin bin Osman [(1)]	-	-	-	23,000	-	0.01
Tan Yew Jin	111,560	-	negligible	5,000	20,000	0.01

[(1)] Shares held directly by spouse/child. In accordance with Section 134(12)(c) of the Companies Act 1965, the interests and deemed interests of the spouse/child in the shares of the Company and its related corporations (other than wholly-owned subsidiaries) shall be treated as the interests of the Director.

Name of Director	**No. of SAL Shares granted under Shares Options**
Kuok Oon Kwong	420,000
Rozina Mohd Amin	70,000